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SEC FILE NUMBER
8-70934

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC Mail Processing
AUG 02 2024
Washington, DC

FILING FOR THE PERIOD BEGINNING 06/01/23 MM/DD/YY AND ENDING 05/31/24 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARENS SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

199 WATER STREET 17TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10038
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TIMOTHY LOONEY	917.806.6587	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVILA ADVISORY, LLC
(Name – if individual, state last, first, and middle name)

10135Manchesterrdste206	St Louis	Mo	63122
(Address)	(City)	(State)	(Zip Code)

11-21-2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TimothyLooney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Arens Securities, Inc., as of 5/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

David C. Ales
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. #01AL6366360
Qualified in Nassau County
Commission Expires October 30, 2025

EXP 10/30/25

Notary Public

Signature:

Title:
cfo

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

- Statement of Financial Condition 2
- Statement of Operations 3
- Statement of Changes in Member's Equity 4
- Statement of Cash Flows 5
- Notes to Financial Statements 6

Supplemental Information:

Schedule I - Computation of Net Capital Pursuant to Rule
Rule 15c3-1 of the Securities and Exchange Act of 1934

Schedule II and III - Computation of Determination of Reserve Requirements and Information Related to Possession or Control Requirements Pursuant to Rule 15c3-3

Exemption Report 10

Report of Independent Registered Public Accounting Firm 11

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Arens Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arens Securities LLC (the "Company") as of May 31, 2024, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Arens Securities LLC as of May 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I, II, & III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II, & III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Arens Securities LLC's auditor since 2024.

Davila Advisory, LLC

Saint Louis, Missouri
July 30, 2024

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

ARENS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2024

Assets		
Cash	$	28,628
Other Assets		5,175
	$	33,803
Liabilities and Member's Equity		
Liabilities		
Accounts payable and Accrued Expenses	$	15,300
Member's Equity		18,503
	$	33,803

See accompanying notes to financial statements.

ARENS SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 2024

Revenues		
Interest Income	$	15
Total Revenue		15
Expenses		
Professional		8,500
Office Expenses		2,849
Marketing		653
Bank Service Charges		52
Rent		3,600
Licenses		10,858
		26,512
Net loss	$	(26,497)

See accompanying notes to financial statements.

ARENS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2024

Balance at June 1, 2023	$	8,080
Contributions		36,920
Distributions		0
Net loss		(26,497)
Balance at May 31, 2024	$	18,503

See accompanying notes to financial statements.

ARENS SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2024

Cash flows from operating activities		
Net loss		(26,497)
Changes to Operating Assets and Liabilties		
Prepaid Expense		(5,175)
Accounts Payable		15,300
Net cash used by operating activities		(16,372)
Cash Flows From Financing Activities		
Capital Contribution		36,920
Net cash provided by financing activities		36,920
Net increase in cash		20,548
Cash at beginning of year		8,080
Cash at end of year	$	28,628

Supplemental cash flow information

Cash paid for Interest	$	0
Cash paid for Income taxes		0

1. Organization and Nature of Business

Arens Securities LLC. (the "Company") is a Delaware Limited Liability Company organized on February 2, 2022. The Company is registered as a broker-dealer in securities transactions under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp (SIPC). The Company has adopted May 31 as its year end. The Company is owned 100% by Arens Holdings, LLC, a single member LLC.

The Company is an introducing securities broker-dealer and effects securities transactions via subscriptions on a subscription was basis. The Company acts as an introducing broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii). The accompanying financial statements present the financial position, results of operations, and cash flows of the company on a stand-alone basis.

2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Recognition of Revenue: The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations to the contract, and e) recognize revenue when (or as) the entity satisfies the performance obligation.

Leases: The company complies with ASC Topic 842 Leases ("Topic 842"). The standard requires leases to recognize most leases on their balance sheet as a right-of-use asset with a corresponding liability. Additional qualitative and quantitative disclosures are also required. The company adopted the practical expedient to not recognize right-of-use assets and lease liabilities for leases with a term less than 12 months or less. The adoption of Topic 842 had no impact on the financial statements or disclosures.

Estimates: The financial statements are presented in accordance with GAAP which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on May 31, 2024, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information.

3. Income Taxes

The company does not pay income taxes on its taxable income. Instead, the items of taxable income and expense are reported on the Parent company's tax return. As of May 31, 2024, the Parent's income tax returns for the years 2020 through 2023 remain open for possible examination.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken while preparing the Company's tax returns to determine whether the tax positions are "more likely-than-not" or being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is not currently under audit by any tax jurisdiction.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions on May 31, 2024.

4. Risks and Uncertainties

Financial instruments which potentially expose the Company to concentrations of credit risk consists primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation.

5. Lease Commitments

The company does not have any lease commitments. The lease is on a monthly basis with a thirty-day written notice.

6. Net Capital Requirements

The Company is a member of FINRA and subject to the Securities and Exchange commission Uniform Net capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. As of May 31,2024, the Company had net capital of $13,328 which was $8,328 in excess of its required net capital of $5,000. The company's net capital ratio was 1.14 to 1.

7. Subsequent Events

There were no subsequent events that need to be reflected through the date the financial statements were issued.

ARENS SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

YEAR ENDED MAY 31, 2024

Computation of net capital		
Total member's equity	$	18,503
Non-Allowable Assets		(5,175)
Net Capital	**$**	**13,328**
Computation of basic capital requirement		
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)	$	5,000
Net capital in excess of net capital requirement	**$**	**8,328**
Computation of aggregate indebtedness		
Aggregate indebtedness	$	15,300
Ratio of aggregate indebtedness to net capital	%	114.79

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of May 31, 2024 as amended on July 18, 2024.

ARENS SECURITIES, LLC

SCHEDULE II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c-3

FOR THE YEAR ENDED MAY 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are not items to report under the requirement of this Rule.

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Arens Securities LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Arens Securities LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Arens Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provision) and (2) Arens Securities LLC stated that Arens Securities LLC met the identified exemption provision throughout the most recent fiscal year without exception. Arens Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arens Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth by the Securities and Exchange Commission.

Davila Advisory, LLC

Saint Louis, Missouri
July 30, 2024

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

Arens Securities, LLC's Exemption Report

Arens Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)[1]

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended May 31, 2024 without exception.

____

Arens Securities

I, Timothy Looney swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Financial Principal

July 30, 2024

____

(2)(ii)

____